SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 6)*

Destination Maternity Corporation
(Name of Issuer)

Common Stock $.01 par value
(Title of Class of Securities)

25065D100
(CUSIP Number)

Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ¨.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Orchestra-Prémaman S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ¨
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (1)
14	TYPE OF REPORTING PERSON (see Instructions) CO

1 The percentage was calculated based on 13,960,777 shares of Destination Maternity Corporation common stock outstanding as of September 18, 2017, as disclosed in the Destination Maternity Corporation's Proxy Statement filed with the Securities and Exchange Commission on September 21, 2017.

1	NAMES OF REPORTING PERSONS Yeled Invest S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,921,820
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER 1,921,820
	10	SHARED DISPOSITIVE POWER 1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,922,820
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ¨
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8% (1)
14	TYPE OF REPORTING PERSON (see Instructions) CO

1 The percentage was calculated based on 13,960,777 shares of Destination Maternity Corporation common stock outstanding as of September 18, 2017, as disclosed in the Destination Maternity Corporation's Proxy Statement filed with the Securities and Exchange Commission on September 21, 2017.

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned ("Amendment No. 6").  This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.
Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

On September 25, 2017, the Reporting Persons delivered a Stop, Look & Listen Letter (the "Letter") to the Issuer's Shareholders (i) stating its opposition to the Issuer's nominees for election to the Board at the Issuer's 2017 annual meeting of stockholders (the "Annual Meeting"), (ii) announcing that the Reporting Persons will soon be mailing their own proxy materials, and (iii) urging fellow Shareholders not to vote until they have read the Reporting Person's proxy materials. The Reporting Persons submitted the Letter because it has serious concerns with the Company's track record of poor performance, missing important targets and unclear financial reporting.  The Reporting Persons believe the Issuer's current nominees to the Board, all of whom are current Board members sharing responsibility for the Issuer's current poor performance, should not be rewarded for their poor performance by being reelected to the Board.  Representatives of the Reporting Persons have engaged, and intend to continue to engage, in discussions with the Board regarding matters relating to the composition of the Board.

A copy of the Letter is included with this filing, and the public is encouraged to read the Letter in its entirety.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of shares of Common Stock.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may develop plans and/or make proposals with respect to, or with respect to potential changes in, the operations, management, the certificate of incorporation and bylaws, Board composition, ownership, capital or corporate structure, dividend policy, strategy and plans of the Issuer, potential strategic transactions involving the Issuer or certain of the Issuer's businesses or assets, or may change their intention with respect to any and all matters referred to in this Item 4. The Reporting Persons may communicate with the Issuer's management and Board about a broad range of operational and strategic matters, and intend to encourage the issuer to undertake a strategic review process including, without limitation, a potential sale of the Issuer or certain of its businesses or assets, in which the Reporting Persons may participate, as a means of enhancing shareholder value. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time in the future express their views to and/or meet with management, the Board, other shareholders or third parties, including, potential acquirers, service providers and financing sources, and/or formulate plans or proposals regarding the Issuer, its assets or its securities. Such plans or proposals may include one or more plans that relate to or would result in any of the actions set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 7.	Material to be Filed as Exhibits.
Exhibit 99.1 – Stop, Look & Listen Letter, dated as of September 25, 2017 addressed to the Issuer's Shareholders from the Reporting Persons (incorporated by reference to the Reporting Person's DFAN filed with the Securities and Exchange Commission on September 25, 2017) (file No: 000-21196).

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Amendment No. 6 is true, complete and correct.

ORCHESTRA-PRÉMAMAN S.A.

By:	/s/ Pierre Mestre
Name: Pierre Mestre
Title: Chairman

YELED INVEST S.A.

By:	/s/ Fons Mangen
Name: Fons Mangen
Title: Manager

By:	/s/ Jean-Hugues Antoine
Name: Jean-Hugues Antoine
Title: Manager

Dated: September 27, 2017